P.O. Box 87 Denver, Colorado 80201 (800) 955-9988 (303) 534-5627

August 21, 2025

Daniel Greenspan, Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549

Re:	Comment/Response Letter for the SCM Trust (File Nos. 333-176060 and 811-05617) (the “Registrant”) in respect of Post-Effective Amendment No. 73 (“PEA 73”) to the Registrant’s Registration Statement filed under Rule 485(a) and filed with the SEC on February 28, 2025 with respect to the Shelton Equity Premium Income ETF (the “Fund”) (Accession No. 0001839882-25-012469).

Dear Mr. Greenspan:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a telephone conversation on May 7, 2025 and follow-up telephonic conversation on August 13, 2025 regarding the above-referenced PEA 73. Capitalized terms not otherwise defined herein have the meanings ascribed to them in PEA 73.

We have provided the comments and our responses below.

Staff Comments (May 7, 2025)

1.	Comment: On page 3 of the Fund’s Prospectus, please add “Other Expenses” as a line item in the Fees and Expenses of the Fund table.

Response: An “Other Expenses” line item has been added in the Fees and Expenses of the Fund table.

2.	Comment: With respect to page 3 of the Prospectus, Fees and Expenses of the Fund, supplementally confirm that there will not be any reimbursement or recoupment fee arrangements with the Adviser.

Response: The Registrant supplementally confirms that there will not be any reimbursement or recoupment fees for the Fund.

3.	Comment: On page 3 of the Prospectus, under Principal Investment Strategies, identify the Adviser’s range for what it considers a medium and large U.S. corporation.

Response: The Registrant considers a medium U.S. corporation [to have an annual revenue between $50 million to $ billion]. The Registrant considers a large U.S. corporation [to have an annual revenue over $1 billion]. As of November 30, 2024, medium corporations included in the S&P MidCap 400 Index range from $2.0 billion to $81 billion in market capitalization. The median market capitalization of the stocks in the S&P MidCap 400 Index is approximately $7.7 billion.

4.	Comment: It is the Staff’s suggestion to specify which risks in the Investment Risks section of the Prospectus are considered principal risks.

Response: The Investment Risks section has been updated to identify which risks are considered principal risks for the Fund.

5.	Comment: Update the Sector Risk discussion in the Investment Risks section on page 12 of the Fund’s Prospectus so that it includes the same U.S. value stock statement as in the Sector Risk included in Principal Risks discussion on page 6 of the Fund’s Prospectus.

Response: The Sector Risk discussion in the Investment Risks section of the Fund’s Prospectus has been updated to include the information contained in the corresponding risk in the Principal Risks section of the Fund’s Prospectus.

6.	Comment: It was noted that some of the principal risks described in the Investment Risks section of the Fund’s Prospectus have no corresponding discussion in the risk summary section.

Response: Registrant notes that the Investment Risks section of the Prospectus includes a discussion of both principal and non-principal risks of the Fund. As noted in the response to Staff Comment 4, Registrant has revised the Investment Risks section to clarify which risks are principal risks of the Fund. Registrant confirms that all risks designated as principal risks have corresponding risks disclosed in the risk summary section.

Staff Comments (August 13, 2025)

1.	Comment: With respect to Comment #5, the Staff notes that the language in the Sector Risk is inconsistent with the discussion of the Fund’s Principal Investment Strategies because the concept of value did not appear to be captured in the discussion of the Principal Investment Strategies.

Response: Registrant notes the discussion of the Fund’s Principal Investment Strategies includes, “Shelton, the investment advisor to the Fund, seeks to purchase equity securities for the Fund’s portfolio consistent with the Fund’s investment objective, such as when Shelton believes such securities have income producing potential, a potential for capital appreciation or value potential.” Accordingly, the Registrant does not believe there to be an inconsistency between the language in Sector Risk and discussion of the Fund’s Principal Investment Strategies.

2.	Comment: The Staff notes that the “Past Performance for Similar Accounts Managed by the Adviser” section of the prospectus includes a “Shelton Equity Income Standard Out of the Money Strategy Composite Cash Flow” table. Please explain supplementally explain how the inclusion of this information is within the scope of the guidance contemplated by the Nicholas-Applegate no-action letter (Nicholas-Applegate Mutual Funds, pub. avail. Aug. 6, 1996) or other applicable precedent or authority.

Response: Upon consideration in light of the Staff’s comments, Registrant has removed the “Shelton Equity Income Standard Out of the Money Strategy Composite Cash Flow” table and the associated footnotes from the “Past Performance for Similar Accounts Managed by the Adviser” section of the Prospectus.

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Very truly yours,

/s/ Gregory T. Pusch

Gregory T. Pusch

General Counsel (Shelton Capital Management)

& CCO (SCM Trust and Shelton Capital Management)

cc:	Peter H. Schwartz, Esq. Davis Graham & Stubbs LLP (Counsel to SCM Trust)

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